UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)
SPECTRE INDUSTRIES INC. (Name of Issuer)

Common Stock, $0.001 Par Value (Title of Class of Securities)

847932-10-0 (CUSIP Number)

Ian Grant Unit 6, 260 E. Esplanade North Vancouver, BC, Canada, V7L 1A3 604.984.0400 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 14, 2000 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of s. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.	847932-10-0

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
IAN S. GRANT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canadian
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,050,000 common shares beneficially owned (5%)
	8	SHARED VOTING POWER

Mr. Grant holds a 20% beneficial interest in 450,000 shares in the capital of Spectre Industries Inc. owned by Grant Brothers Sales, Ltd. ("GBS"). Mr. Grant disclaims any beneficial ownership in the common shares in the capital of Spectre Industries Inc. owned by GBS, except that portion which may be attributed to him indirectly vis a vis his 20% interest in GBS. The 450,000 common shares owned by GBS represent 2.2% of the issued and outstanding shares in the capital of Spectre Industries Inc.

	9	SOLE DISPOSITIVE POWER
1,050,000 common shares beneficially owned (5%)
	10	SHARED DISPOSITIVE POWER

As noted in line 8 above, Mr. Grant holds a 20% beneficial interest in 450,000 shares in the capital of Spectre Industries Inc. owned by GBS. Mr. Grant disclaims any beneficial ownership in the common shares in the capital of Spectre Industries Inc. owned by GBS, except that portion which may be attributed to him indirectly vis a vis his 20% interest in GBS. The 450,000 common shares owned by GBS represent 2.2% of the issued and outstanding shares in the capital of Spectre Industries Inc.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,050,000 common shares directly beneficially owned (5%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

Common shares, $0.001 par value

Spectre Industries Inc.
Unit 6, 260 E. Esplanade
North Vancouver, BC, Canada V7L 1A3
("Spectre" or the "Corporation")

Item 2. Identity and Background

Ian S. Grant is a Canadian citizen and is the President and Chief Executive Officer of Spectre Industries Inc. Mr. Grant's business address is Unit 6, 260 E. Esplanade, North Vancouver, BC, Canada, V7L 1A3.

Mr. Grant has not, during the last five years, been convicted in a criminal proceeding or been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Grant initially acquired 250,000 common shares in the capital of the Corporation on February 23, 1999 as compensation for his services to the Corporation as an officer and director, which services were valued at $296,750 or $1.187 per share.

A further 1,000,000 common shares in the capital of the Corporation were acquired by Mr. Grant on January 14, 2000, as a bonus for services he provided to the Corporation, which services were valued at $281,000 or $0.281 per share.

Item 4. Purpose of Transaction

As noted, Mr. Grant initially acquired 250,000 common shares in the capital of the Corporation on February 23, 1999, as compensation for his services to the Corporation as an officer and director, which services were valued at $296,750 or $1.187 per share. Mr. Grant acquired a further 1,000,000 common shares in the capital of the Corporation on January 14, 2000 as a bonus for services he provided to the Corporation, which services were valued at $281,000 or $0.281 per share.

Mr. Grant disposed of 200,000 common shares in the capital of the Corporation on December 7, 2001, at a price of $0.42 per share, through a broker.

Mr. Grant does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Corporation; an extraordinary corporate transaction involving the Corporation or its subsidiaries; a sale or transfer of a material amount of the Corporation's or its subsidiaries' assets; any change in the present board of directors or management of the Corporation; any material change in the present capitalization or dividend policy of the Corporation; any other material change in the Corporation's corporate structure; any changes to the Corporation's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. Grant beneficially owns, directly and indirectly, an aggregate of 1,500,000 common shares (7.3%) in the capital of the Corporation.

Mr. Grant is the direct beneficial owner of 1,050,000 common shares, as described in Items 3 and 4 above. In addition, Mr. Grant has a 20% interest in a company called Grant Brothers Sales, Ltd. ("GBS"). Mr. Grant assisted the Corporation in the acquisition of its 100% owned subsidiary, Grant Automotive Group, Inc. from GBS. Mr. Grant was an officer, director and shareholder of both GBS and the Corporation at the time. As part of a Management Services Agreement entered into concurrently with that transaction, GBS received an aggregate of 450,000 shares, with an aggregate value of $112,500. Through his ownership interest in GBS, Mr. Grant holds a 20% beneficial interest in those shares. However, Mr. Grant disclaims any beneficial ownership in the common shares in the capital of the Corporation owned by GBS, except that portion which may be attributed to him indirectly vis a vis his 20% interest in GBS. The remaining 80% ownership interest in GBS is held by relatives of Ian S. Grant. The 450,000 shares held by GBS represent 2.2% of the Corporation's issued and outstanding shares.

Mr. Grant has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 1,050,000 common shares (5.0%) in the capital of the Corporation. As noted, except for that portion which may be attributed to Mr. Grant indirectly vis a vis his 20% interest in GBS, he disclaims ownership of the 450,000 common shares in the capital of the Corporation owned by GBS.

Mr. Grant has not effected any other transaction in the common shares in the capital of the Corporation in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Materials to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 15, 2002

/s/ Ian S. Grant
Signature
Ian S. Grant

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.